Filed Pursuant to Rule 433
Registration No. 333-58604
August 29, 2006
Transocean Inc. Announces Plans to Issue Floating Rate Notes
HOUSTON, TEXAS August 29, 2006 — Transocean Inc. (NYSE: RIG) today announced plans to begin a public offering of $1 billion principal amount of two-year floating rate notes. The offering will be underwritten by Goldman, Sachs & Co., Calyon Securities (USA) Inc., Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and Greenwich Capital Markets, Inc. Transocean expects the offering to commence on August 29, 2006.
Transocean intends to use a portion of the proceeds from this offering to repay approximately $600 million of the outstanding borrowings under its existing $1.0 billion, five-year revolving credit facility. Transocean also intends to use a portion or possibly all of the remaining proceeds from this offering combined with up to $1.0 billion of borrowings available under a new $1.0 billion multi-draw term credit facility, which it expects to enter into prior to the closing of the notes offering, to repurchase ordinary shares under its share repurchase program. Transocean plans to use the remainder, if any, of such combined amount for capital expenditures, other debt retirement and general corporate purposes. The amount actually used for share repurchases will depend on the price of Transocean’s ordinary shares, Transocean’s outlook for its business, the availability of reinvestment opportunities in its business and other factors.
In May 2006, Transocean’s board of directors authorized an increase in the overall amount of ordinary shares that may be repurchased pursuant to the share repurchase program from $2.0 billion, which was previously authorized and announced in October 2005, to $4.0 billion. Between June 30, 2006 and August 28, 2006, Transocean repurchased $600 million of its ordinary shares, resulting in a total of $1.6 billion of repurchases under the share repurchase program since October 2005. The program does not have an established expiration date and may be suspended or discontinued at any time.
The notes will be issued pursuant to a shelf registration statement filed with the Securities and Exchange Commission on April 10, 2001 and declared effective on April 13, 2001.
This press release will not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
The prospectus supplement and the accompanying prospectus for this offering may be obtained by contacting Goldman, Sachs & Co., Attn: Prospectus Department, at 85 Broad St., New York, NY 10004, by calling 212-902-1171, by sending a fax to 212-902-9316, or by emailing prospectus-ny@ny.email.gs.com.
The statements regarding share repurchases, the expected new credit facility and the timing, amounts, use of proceeds and other aspects of the offering, are forward-looking statements that involve certain assumptions. These include, but are not limited to, market conditions,

Transocean’s results of operations and other factors detailed in Transocean’s filings with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated.
Transocean Inc. is the world’s largest offshore drilling contractor with a fleet of 83 mobile offshore drilling units. The company’s mobile offshore drilling fleet, consisting of a large number of high-specification deepwater and harsh environment drilling units, is considered one of the most modern and versatile in the world due to its emphasis on technically demanding segments of the offshore drilling business. The company’s fleet consists of 33 High-Specification Floaters (semisubmersibles and drillships), 20 Other Floaters, 25 Jackups and other assets utilized in the support of offshore drilling activities worldwide. With a current equity market capitalization in excess of $21 billion, Transocean Inc.’s ordinary shares are traded on the New York Stock Exchange under the symbol “RIG.”
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at 1-866-471-2526.